United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Home Depot Inc.

Name of persons relying on exemption: Tara Health Foundation

Address of persons relying on exemption: 47 Kearny Street, San Francisco, CA 94108

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	Shareholders of The Home Depot
RE:	The Case for Voting YES on Item No. 5 on the 2021 Proxy Ballot (“Shareholder Proposal Regarding Political Contributions Congruency Analysis”)
DATE:	April 6, 2021

CONTACT:	Shelley Alpern, Rhia Ventures at shelley<at>rhiaventures.org

Tara Health Foundation urges shareholders to vote YES on Item No. 5 of our proposal on The Home Depot’s 2020 proxy ballot. The resolved clause states:

Resolved: The Home Depot publish, at least annually, a report prepared at reasonable expense analyzing the congruency of political and electioneering expenditures during the preceding year against publicly stated company values and policies.

About the Proponent

Tara Health Foundation aims to improve the health and well-being of women and girls through the creative use of philanthropic capital. Our main areas of focus are reproductive and maternal health in the United States, equitable workplaces, and gender lens impact investing.

We are long-term shareholders in The Home Depot, in no small part because of the company’s numerous corporate responsibility initiatives. We have filed our shareholder proposal because it is apparent that Home Depot’s political spending patterns are undermining the good work and the high aspirations of these corporate responsibility initiatives.

The Home Depot’s Political Contributions and the Incongruency Problem

Shortly after the January 6 insurrection at the Capitol, the Atlanta-Journal Constitution reported that Home Depot had not made any decisions on the next election cycle, but would “evaluate future donations against a number of factors.” (See Coke, UPS, others freeze political donations after U.S. Capitol attack,” Atlanta Journal-Constitution January 12, 2021 at https://bit.ly/3chLUGE.) This is a step in the right direction.

The annual review we propose would institutionalize greater transparency and accountability in Home Depot’s political spending process. The proposal cites two examples that support the case for the annual report requested in the Resolved clause.

1.	Climate change. Our proposal states:

The Home Depot has committed to achieving a 50% reduction in carbon emissions by 2035, yet is a member of the U.S. Chamber of Commerce, which has long and consistently lobbied to roll back specific US climate regulations and promoted regulatory frameworks that would significantly slow a transition away from a GHG emission-intense energy mix.

Home Depot has set a science-based target of reducing carbon emissions by 50% by 2035, and toward that end, has decreased its U.S. store energy use ahead of its initial goals. Yet Home Depot is a member of the U.S. Chamber of Commerce, which despite recent changes to its stated climate policy, continues to lobby for regressive regulatory frameworks that would significantly slow a transition to a less carbon-intensive energy mix (see “U.S. Lobby Groups ‘dominate’ list of most effective climate change action blockers,” Newsweek, September 25, 2019 at https://bit.ly/3tYdtur.)

(The U.S. Chamber of Commerce has also worked at cross purposes to The Home Depot’s admirable work during the COVID-19 pandemic. The Home Depot has donated and redirected millions of dollars worth of masks and other personal protective equipment to hospitals, healthcare providers and hospitals, providing much-needed relief in this time of high crisis. Yet the US. Chamber of Commerce actively lobbied the previous administration against using the Defense Production Act more aggressively to achieve the same ends. (See “Trump bets Business will answer call to fight virus, but strategy bewilders firms,” New York Times, March 22, 2020 at https://nyti.ms/3ffld7y.)

In addition, an analysis conducted by Bloomberg found that nearly one-half of Home Depot’s political spending in the 2020 election cycle supported candidates characterized as “ardent obstructionist[s] of proactive climate policy” (see https://bloom.bg/3c7MwOU).

2. Undermining access to reproductive healthcare. Home Depot has evidenced a strong commitment to gender diversity through its support of a women’s employee resource group known as The Women’s Link; a “Women in Leadership” curriculum; and other actions including the provision of strong reproductive health and maternity benefits. These efforts are warranted, given that women constituted 37% of all employees (and 32% of management) of Home Depot’s 2019 U.S. workforce (“Responsibility Report: A Year of Progress,” at https://bit.ly/3d2CDl5), and given the dramatic outflow of women from the U.S. workforce as a result of the pandemic.

Yet based on public data, we estimate that in the last three election cycles, The Home Depot and its employee PAC have made political donations totaling $6.5 million to politicians and political organizations working to weaken access to abortion. This includes nearly $100,000 in contributions to anti-choice politicians in the company’s headquarter state of Georgia, including Attorney General Chris Carr, who defended the state’s controversial fetal heartbeat abortion ban. It also includes $30,000 to Congressman Buddy Carter, the co-sponsor of a federal bill that would outlaw all abortion regardless of circumstance.

More than 40% of Home Depot stores (815 stores) are located in 24 states considered “hostile” to abortion access (see “U.S. Store Count by State” at https://thd.co/3lOZHrb, and “What if Roe Fell,” Center for Reproductive Rights at https://reproductiverights.org/what-if-roe-fell.) Contributing to the advancement of further restrictions, even as an unintended byproduct of political spending, is probably not an activity welcomed by most of the company’s female (or male) employees.

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In addition to the conflicts cited above, in the 2020 election cycle, Home Depot gave 67 contributions totaling $215,000 to members of Congress who challenged the election results on January 6, 2021 (see Appendix). This support has been noted in multiple news reports.

In recent weeks, Home Depot was also a target of a coordinated public campaign urging it to distance itself from bills in the Georgia state legislature seeking to restrict voting access. Advocates say the bills, which were consolidated and signed into law as the “Election Integrity Act” on March 26, are designed to suppress turnout, particular among the Black electorate.1 Backlash to the law is been fierce, prompting statements from Delta Airlines and Coca-Cola expressing regrets for not having taken stronger stands against the bills. In the 2018 and 2020 election cycles, Home Depot gave to $30,000 in contributions to 14 sponsors of these bills.2

Why Investors Should Vote for Item No. 5

The examples above vividly underscore the utility of our proposed annual review and report.

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1 “Georgia Corporations Respond to Pressure on Voter Suppression Bills,” Popular.Info, March 15, 2021.

2 Data on contributions provided by the Sustainable Investments Institute.

The company’s response to our proposal in the proxy reiterates information already found in company policies and statements, focusing on existing governance and transparency mechanisms. It states that the PAC “supports candidates on both sides of the aisle who champion pro-business, pro-retail positions that stimulate economic growth” and refers the reader to reports that offer greater detail. One of these is the 2020 Corporate Responsibility Report (at https://bit.ly/3d2CDl5), which states that the PAC evaluates candidates based on their service on key committees; voting records and issue positions; endorsements by business, retail and values-aligned organizations; and the location of a Home Depot facility in the candidate’s district.3 Yet these criteria have failed to screen out candidates and political committees whose voting records and issue positions conflict with Home Depot’s full aspirations of being an employer that respects and supports diversity, equity and inclusion; environmental responsibility; respect for democratic institutions; and the health and well-being of employees.

The response fails to address the harm to reputation that is being incurred right now as a result of an inadequate vetting process. We believe the requested review and report would infuse greater discipline and accountability into the vetting process.

This is not the first time that Home Depot has been a flashpoint on the subject of political giving. In the wake of the passage of Georgia’s strict abortion ban legislation in 2019, a company spokesman asserted the company’s neutrality, telling the Atlanta Journal-Constitution that abortion was “a very personal issue to the individual so we don’t see it as our place to weigh in.” Yet this claim of neutrality was and still is contradicted by the political spending data cited above. (See “Georgia corporate powers remain on the sidelines in ‘heartbeat’ debate,” Atlanta Journal-Constitution, June 10, 2020 at https://bit.ly/3fgmTxh). That same year, facing a boycott, the company felt it necessary to distance itself from retired founder Bernie Marcus’s political views. (See “Home Depot facing boycott over co-founder's Trump donation,” The Hill, July 9, 2019 at https://bit.ly/2QENCtn.) While Mr. Marcus no longer represents the company, that distinction is often blurred in the public mind.

Inconsistency can pose risk to corporate reputation, brand and market share by leaving companies vulnerable to charges of hypocrisy or indifference to the environment or the social welfare of their employees or the communities in which they operate. A recent survey of 2,200 global executives worldwide noted the following:

Corporate reputation is an invaluable asset with appreciable impact on a company’s bottom line. On average, global executives attribute 63% of their company’s market value to their company’s overall reputation.4

(See The State of Corporate Reputation in 2020: Everything Matters Now, Weber Shandwick and KRC Research, 2020 at https://bit.ly/3rabGRw.)

The Conference Board’s new report, Under a Microscope: A New Era of Scrutiny for Corporate Political Activity affirms these observations:

Especially in today’s environment, companies are vulnerable to reputational risk if their political activity is perceived to be in contrast with their core values….Indeed, some companies have been accused of hypocrisy as a result of their political spending. These unintended controversial contributions can harm a company’s relationship with its customers, employees, and communities, and thereby have a negative impact on the bottom line.

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3 It is worth noting that The Home Depot’s overall political spending transparency and accountability mechanisms do not rise to the level of best practices among its peers, according to the Center for Political Accountability annual ranking (see the 2020 CPA-Zicklin Index of Corporate Political Disclosure and Accountability, at https://politicalaccountability.net/index). Deficiencies noted in that report include incomplete or limited disclosure of independent political expenditures, trade association payments used for political purposes, donations to 501c4s, and other areas.

4 The State of Corporate Reputation in 2020: Everything Matters Now (Weber Shandwick and KRC Research, 2020).

….[C]ompanies that have not yet done so should consider adopting a purpose statement and ensuring that their contributions to support political candidates or to pursue public policies are informed by and consistent with their purpose.

(See https://bit.ly/2PzltD.)

In a recent speech, Acting SEC Allison Herren Lee Chair underscored the salience of political spending disclosure to investment decision-making:

[P]olitical spending disclosure is inextricably linked to ESG issues. Consider for instance research showing that many companies that have made carbon neutral pledges, or otherwise state they support climate-friendly initiatives, have donated substantial sums to candidates with climate voting records inconsistent with such assertions. Consider also companies that made noteworthy pledges to alter their political spending practices in response to racial justice protests, and whether, without political spending disclosure requirements, investors can adequately test these claims, or would have held corporate managers accountable for those risks before they materialized. Political spending disclosure is key to any discussion of sustainability.

(See “A Climate for Change: Meeting Investor Demand for Climate and ESG Information at the SEC,” March 15, 2021 at https://bit.ly/3vXEH6D.)

We view our proposal as a “friendly amendment” to existing governance and accountability procedures. With the encouragement of other shareholders, management and the Board of Directors may be more inclined to see it that way as well. A vote in favor will encourage management and the Board of Directors, during this time of reevaluation and beyond, to further refine its political giving criteria such that its political spending may become better aligned with the company’s “lived” values (e.g., environmental sustainability, diversity and inclusion, access to healthcare) as well as its prioritized areas of public policy interest. Better alignment means fewer surprises; less risk of collateral damage to the company’s employees, other stakeholders and democratic institutions; and reduced reputation risk.

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For these reasons, we believe that shareholders would benefit by the additional disclosure called for in our proposal, and seek your YES vote on Item No. 5.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Tara Health Foundation is not able to vote your proxies, nor does this communication contemplate such an event. Tara Health Foundation urges shareholders to vote for Item No. 5 following the instructions provided on management's proxy mailing.

Appendix

Home Depot’s contributions to members of the U.S. Congress

who voted against certification of the 2020 presidential election results

Rep. Rick Allen (GA)	$5,000
Rep. Jodey Arrington (TX)	$10,000
Rep. Jim Banks (IN)	$5,000
Rep. Jack Bergman (MI)	$5,000
Rep. Buddy Carter (GA)	$10,000
Rep. Steven Chabot (OH)	$5,000
Rep. Rick Crawford (AR)	$2,500
Rep. Jeff Duncan (SC)	$5,000
Rep. Ron Estes (KS)	$5,000
Rep. Virginia Foxx (NC)	$5,000
Rep. Bob Gibbs (OH)	$5,000
Rep. Lance Gooden (TX)	$5,000
Rep. Sam Graves (MO)	$7,500
Rep. Michael P. Guest (MS)	$5,000
Rep. James Hagedorn (MN)	$2,500
Rep. Andy Harris (MD)	$2,500
Rep. Kevin Hern (OK)	$5,000
Rep. Jody Hice (GA)	$10,000
Rep. Richard Hudson (NC)	$5,000
Rep. Bill Johnson (OH)	$5,000
Rep. Mike Kelly (PA)	$7,500
Rep. David Kustoff (TN)	$2,500
Rep. Doug Lamalfa (CA)	$2,500
Rep. Barry Loudermilk (GA)	$5,000
Rep. Frank Lucas (OK)	$2,500
Rep. Brian Mast (FL)	$5,000
Rep. Dan Meuser (PA)	$5,000
Rep. Devin Nunes (CA)	$2,500
Rep. Gary Palmer (AL)	$4,000
Rep. Greg Pence (IN)	$2,500
Rep. Reschenthaler (PA)	$7,500
Rep. David Rouzer (NC)	$5,000
Rep. Jason Smith (MO)	$2,500
Rep. Lloyd Smucker (PA)	$5,000
Rep. Elise Stefanik (NY)	$7,500
Rep. Greg Steube (FL)	$6,000
Rep. Chris Stewart (UT)	$2,500
Rep. Jackie Swihart (IN)	$7,500
Rep. William Timmons IV (SC)	$7,500
Rep. Timothy Walberg (MI)	$5,000
Rep. Roger Williams (TX)	$2,500
Rep. Lee Zeldin (NY)	$7,500

Total	$215,000

Based on publicly available data compiled by the Sustainable Investments Institute.